UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No.)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.0001

(Title of Class of Securities)

G21515104

(CUSIP Number)

Andrew Chan

Chief Financial Officer

Centurium Capital Management Ltd.

Unit 1609, China World Tower 1

No.1 Jian Guo Men Wai Avenue

Chaoyang District, Beijing

People’s Republic of China

+86(10)6500 2701

With a copy to:

Weiheng Chen, Esq.

Wilson Sonsini Goodrich & Rosati

Suite 1509, 15/F, Jardine House

1 Connaught Place, Central, Hong Kong

+852 3972 4988

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104

1.	Names of Reporting Persons. Beachhead Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,050,000 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,050,000 ordinary shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,050,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,515,291 Ordinary Shares issued and outstanding as of September 4, 2018 as provided in the Issuer’s Form 6-Ks filed on August 27, 2018 and September 4, 2018.

CUSIP No. G21515104

1.	Names of Reporting Persons. Centurium Capital Partners 2018, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,050,000 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,050,000 ordinary shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,050,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Percentage calculated based on 38,515,291 Ordinary Shares issued and outstanding as of September 4, 2018 as provided in the Issuer’s Form 6-Ks filed on August 27, 2018 and September 4, 2018.

CUSIP No. G21515104

1.	Names of Reporting Persons. Centurium Capital Partners 2018 GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,050,000 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,050,000 ordinary shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,050,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,515,291 Ordinary Shares issued and outstanding as of September 4, 2018 as provided in the Issuer’s Form 6-Ks filed on August 27, 2018 and September 4, 2018.

CUSIP No. G21515104

1.	Names of Reporting Persons. Centurium Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,050,000 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,050,000 ordinary shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,050,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,515,291 Ordinary Shares issued and outstanding as of September 4, 2018 as provided in the Issuer’s Form 6-Ks filed on August 27, 2018 and September 4, 2018.

CUSIP No. G21515104

1.	Names of Reporting Persons. Centurium Holdings (BVI) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,050,000 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,050,000 ordinary shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,050,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,515,291 Ordinary Shares issued and outstanding as of September 4, 2018 as provided in the Issuer’s Form 6-Ks filed on August 27, 2018 and September 4, 2018.

CUSIP No. G21515104

1.	Names of Reporting Persons. Hui Li
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,050,000 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,050,000 ordinary shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,050,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Percentage calculated based on 38,515,291 Ordinary Shares issued and outstanding as of September 4, 2018 as provided in the Issuer’s Form 6-Ks filed on August 27, 2018 and September 4, 2018.

Introduction

This Schedule 13D (this “Schedule”) is being filed by the Reporting Persons (as defined in Item 2 below) and relates to the ordinary shares, par value $0.0001 per share (the “ Ordinary Shares”) of China Biologic Products Holdings, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”).

Item 1. Security and Issuer.

This Schedule relates to the Ordinary Shares of the Issuer. The principal executive offices of the Issuer are located at 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing, People’s Republic of China (“PRC”).

The Issuer’s Ordinary Shares are listed on the NASDAQ Stock Market LLC under the symbol “CBPO.”

Item 2. Identity and Background.

This Schedule is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

1)	Beachhead Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and its principal business in investment holding (“Beachhead”);

2)	Centurium Capital Partners 2018, L.P., a limited partnership incorporated under the laws of the Cayman Islands, the sole shareholder of Beachhead (the “Fund”);

3)	Centurium Capital Partners 2018 GP Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and the sole general partner of the Fund (“Centurium GP”);

4)	Centurium Holdings Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and the sole shareholder of Centurium GP (“Centurium GP Holdco”);

5)	Centurium Holdings (BVI) Ltd., an exempted company incorporated under the laws of the British Virgin Islands and sole shareholder of Centurium GP Holdco (“Centurium TopCo”);

6)	Mr. Hui Li, a Hong Kong citizen and sole shareholder and director of Centurium TopCo (“Mr. Li”, and together with Beachhead, the Fund, Centurium GP, Centurium GP Holdco and Centurium TopCo, the “Reporting Persons”).

The address of the principal business and principal office of each of the Reporting Persons, other than Centurium Holdings (BVI) Ltd. and Mr. Hui Li, is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address of principal business and principal office of Centurium Holdings (BVI) Ltd. is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The address of principal business and principal office of Mr. Hui Li is Unit 1609, China World Tower 1, No.1 Jian Guo Men Wai Avenue, Chaoyang District, Beijing 100004.

The principal business of Breachhead is investment holding. The principal business of the Fund is that of making private equity and related investments. The principal business of Centurium GP is acting as general partner to certain private equity funds, including the Fund. The principal business of Centurium GP Holdco is controlling and managing Centurium GP. The principal business of Centurium TopCo is controlling and managing Centurium GP Holdco. The principal business of Mr. Li is controlling and managing Centurium TopCo.

Mr. Andrew Chan is a director of the board of each of Beachhead and the General Partner. He is the chief finance officer of the management company of the Fund. He is a Hong Kong citizen and his business address is Unit 1609, China World Tower 1, No.1 Jian Guo Men Wai Avenue, Chaoyang District, Beijing 100004.

Beachhead is the record holder of certain Ordinary Shares described in Item 5.

None of the Reporting Persons and, to the best of their knowledge, the persons listed on Schedule A hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On August 24, 2018, Beachhead and Double Double Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Double Double”), entered into a share purchase agreement (the “Share Purchase Agreement”) with the Issuer. Pursuant to the Share Purchase Agreement, Beachhead and Double Double agreed to purchase Ordinary Shares from the Issuer. On August 24, 2018, Beachhead subscribed 1,800,000 Ordinary Shares (the “First Closing Shares”) from the Issuer at a subscription price of US$100.90 per Ordinary Share or an aggregate subscription price of US$181,620,000. On September 4, 2018, Beachhead and Double Double, as consented by the Issuer, entered into an Assignment and Assumption Agreement (the “Assignment Agreement”), pursuant to which Double Double assigned all its rights and obligations under the Share Purchase Agreement, including the subscription of 550,000 Ordinary Shares at a subscription price of US$100.90 per Ordinary Share or an aggregate subscription price of US$55,495,000, to Beachhead. On September 4, 2018, Beachhead subscribed 1,250,000 Ordinary Shares (the “Second Closing Shares”, together with the First Closing Shares, the “Purchased Shares”) at a subscription price of US$100.90 per Ordinary Share or an aggregate subscription price of US$126,125,000 (the closing of the subscription of the Second Closing Shares, the “Second Closing”).

All of the funds required to subscribe the Purchased Shares were obtained from the working capital of Beachhead. The funds of Beachhead were obtained from the capital contribution of the Fund and the Fund obtained the funds from capital contribution from its limited partners.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Purchased Shares reported herein for investment purposes. The Reporting Persons may, subject to the terms of the Share Purchase Agreement and the Investor Rights Agreement (as defined below), from time to time, make additional purchases of Ordinary Shares either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Ordinary Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above and subject to the terms of the Investor Rights Agreement, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

Share Purchase Agreement

Pursuant to the Share Purchase Agreement and the Assignment Agreement, Beachhead agreed to purchase, and the Issuer agreed to sell to Beachhead, a total of 3,050,000 Ordinary Shares for an aggregate purchase price of US$307,745,000. Beachhead purchased such total.

Investor Rights Agreement

In connection with the purchase of the Purchased Shares pursuant to the Share Purchase Agreement on August 24, 2018, the Issuer and Beachhead entered into an investor rights agreement (the “Investor Rights Agreement”).

Pursuant to the Investor Rights Agreement, (i) Beachhead is entitled to customary registration rights under the laws and regulations of the United States for purpose of the subsequent offer and sale of the Purchased Shares to the public; (ii) Beachhead is entitled to designate one director to the board of directors of the Issuer (the “Board”) for as long as the shares of the Issuer beneficially owned by Beachhead and its affiliates collectively represent at least 5% of the issued and outstanding share capital of the Issuer immediately after the Second Closing (after taking into account of any subdivision, combination, consolidation, reverse share split or reclassification of ordinary shares of the Issuer or any dividend or distribution in ordinary shares of the Issuer occurred after the Second Closing), provided that as long as at least one director of the Board is an employee of Beachhead or any of its affiliates, Beachhead shall not exercise such right; (iii) (A) Beachhead shall not, and shall cause its affiliates not to, directly or indirectly transfer, sell, hedge, assign, gift, pledge, encumber, hypothecate, mortgage, exchange or otherwise dispose of (any such occurrence, a “Transfer”) any Purchased Shares prior to the date that is two years following August 24, 2018 (such date, the “Lock-up Date”), without the prior written consent of the Issuer and (B) unless otherwise agreed by the Issuer in writing, Beachhead shall not, and shall cause its affiliates not to, Transfer any Purchased Shares to certain competitors of the Issuer within twelve months after the Lock-up Date other than any Transfer through open market brokerage transaction where the identity of the purchaser is unknown.

The Investor Rights Agreement also provides that, until the Lockup Date, (A) without prejudice to the rights of Beachhead set forth in clause (B) below, Beachhead shall not, and shall cause its affiliates who hold any Issuer securities not to, solicit, effect or seek to effect, offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way knowingly assist or facilitate any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, or make any public statement with respect to, any action with respect to the Issuer or its subsidiaries that is not recommended by the Board, and (B) Beachhead shall vote all shares of the Issuer beneficially owned by it in the manner recommended by the Board other than with respect to any such matter (x) that relates to a transaction between the Issuer, on the one hand, and any affiliate of the Issuer or any officer, director, shareholder or member of the Issuer or any of its affiliates, on the other hand, (y) that relates to the disposition of a material portion of the assets or securities of the Issuer and its subsidiaries, taken as a whole, or (z) that constitutes a material violation of applicable law by the Issuer.

The foregoing description of the Share Purchase Agreement and the Investor Rights Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Share Purchase Agreement and the Investor Rights Agreement filed as Exhibits 1 and 2 hereto, which are incorporated herein by reference.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

(a) The percentages used herein are calculated based upon the 38,515,291 Ordinary Shares outstanding as of September 4, 2018, as reported in the Issuer’s Form 6-Ks filed on August 27, 2018 and September 4, 2018. Beachhead is the direct owner of 3,050,000 Ordinary Shares representing approximately 7.9% of the outstanding Ordinary Shares.

Due to relationships of Beachhead with the Fund and each other, each of the Reporting Persons may be deemed to beneficially own in the aggregate 3,050,000 Ordinary Shares, representing approximately 7.9% of the outstanding Ordinary Shares. Each of the Fund, Centurium GP, Centurium GP Holdco, Centurium TopCo and Mr. Li disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all the Ordinary Shares.

(b) Breachhead is deemed to share voting power and disposition power over 3,050,000 Ordinary Shares with each of the Reporting Persons. Each of the Reporting Persons (other than Beachhead) is deemed to share with Beachhead the power to vote or to direct to vote and to dispose or to direct the disposition of 3,050,000 Ordinary Shares

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

 Pursuant to Rule 13d-i(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

The Share Purchase Agreement is described in Item 3 and Item 4 above, such summaries being incorporated in this Item 6 by reference. The summaries of the Share Purchase Agreement in this Schedule 13D are qualified in its entirety by reference to the Share Purchase Agreement, a copy of which is attached hereto as Exhibit 2.

The Investor Rights Agreement is described in Item 4, such summaries being incorporated in this Item 6 by reference. The summaries of the Investor Rights Agreement in this Schedule 13D are qualified in its entirety by reference to the Investor Rights Agreement, a copy of which is attached hereto as Exhibit 3.

Except as described herein, there are no contracts, arrangements, undertakings or relationship (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1*	Joint Filing Agreement dated September 14, 2018 by the Reporting Persons

Exhibit 2	Share Purchase Agreement by and among the Issuer, Beachhead and Double Double dated August 24, 2018 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the U.S. Securities and Exchange Commission by the Issuer on August 27, 2018)

Exhibit 3	Investor Rights Agreement by and among the Issuer, Beachhead and Double Double dated August 24, 2018 (incorporated by reference to Exhibit 99.5 to the Form 6-K filed with the U.S. Securities and Exchange Commission by the Issuer on August 27, 2018)

*Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2018

BEACHHEAD HOLDINGS LIMITED

By:	/s/ Hui Li
	Name:	HUI LI
	Title:	Director

CENTURIUM CAPITAL PARTNERS 2018, L.P.

By:	CENTURIUM CAPITAL PARTNERS 2018 GP LTD., GENERAL PARTNER

By:	/s/ Hui Li
	Name:	HUI LI
	Title:	Director

CENTURIUM CAPITAL PARTNERS 2018 GP LTD.

By:	/s/ Hui li
	Name:	HUI LI
	Title:	Director

CENTURIUM HOLDINGS LTD.

By:	/s/ Hui Li
	Name:	HUI LI
	Title:	Director

CENTURIUM HOLDINGS (BVI) LTD.

By:	/s/ Hui Li
	Name:	HUI LI
	Title:	Director

HUI LI

By:	/s/ Hui Li

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